SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

[free translation]

TAM S.A.
Publicly-Held Company with Authorized Capital – CVM No 016390
CNPJ No. 01.832.635/0001-18

NIRE  35.300.150.007
Av. Jurandir, 856, suite 4, 1º floor
04072-000 São Paulo/SP

MATERIAL FACT

TAM S.A. (Bovespa: TAMM4 and NYSE: TAM) (“TAM”), in compliance with Law No. 6.404/76 and the CVM Instruction No. 358/02, both as amended, informs to its shareholders and to the market, that on the date hereof executed, together with its controlling shareholder, Tam Empreendimentos e Participações S.A. (“TAM Controlling Shareholder”), LAN AIRLINES S.A. (“LAN”, and together with TAM, “Companies”), and LAN shareholders Costa Verde Aeronáutica S.A. e Inversiones Mineras del Cantábrico S.A. (“LAN Controlling Shareholders” and, together with TAM, the “Controlling Shareholders”), a Memorandum of Understanding (“Memorandum of Understanding”) in order to regulate the terms and conditions to negotiate a combination of activities among the Companies (“Combination” or “Operation”).

The group created with the Operation will provide passengers air transport for more than 115 destinations in 23 countries, and also provide cargo services throughout Latin America and across much of the Globe, with more than 40,000 employees cooperating to the growth and development of the Companies, representing a material increase on the value of shareholders’ investment and an important progress to the Latin America airline industry.

INFORMATION ABOUT THE OPERATION

The Memorandum of Understanding establishes that LAN Controlling Shareholders shall maintain the control of LAN and that TAM Controlling Shareholder shall maintain the control of TAM, holding 80% of TAM’s voting stock, and also holding a participation on LAN. The Combination will be achieved with the implementation of several steps that will end up in a public offer in order to exchange shares and cancel TAM registration as a public held company (“TAM Public Offer”), and such exchange will involve outstanding TAM preferred shares (including those held by TAM Controlling Shareholder), along with the outstanding TAM common shares (excluding those held indirectly by TAM Controlling Shareholder), pursuant to CVM Instruction No. 361 of March 5th, 2002, as amended.

Through the TAM OFFER, shareholders will receive, in exchange for their shares a certain number of shares from a holding company (“Holding”) that, in a continuous act, will be merged by and into LAN. As a consequence of this merger, shareholders will receive determined number of LAN shares, represented by Brazilian Depositary Receipts – BDR, in a way that, by adhering to TAM PUBLIC OFFER, TAM shareholders will become LAN shareholders, subject to the following exchange rate: each TAM share will correspond to 0.90 LAN share/BDR.

In other words, each preferred share without voting rghts and each common share with voting rights issued by TAM will be equivalent to 0.90 common share with voting rights issud by LAN. It is pointed out that the exchange rate will be the same for TAM Controlling Shareholder and other TAM shareholders that are not part of the controlling group, assuring equal treatment to all TAM shareholders.

TAM PUBLIC OFFER will be effective only if, among other conditions usual to this type of offer, at least shareholders representing 95% of TAM’s stock adhere.

As a result, TAM will be delisted in Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”) and also its ADRs will be delisted in New York Stock Exchange (“NYSE”), and LAN (that will have its corporate name changed to LATAM, as described below) will have BDRs listed and negotiated in BM&Fbovespa, besides the shares already listed and negotiated in the Chile stock exchange and the ADRs listed and negotiated on NYSE.

After TAM PUBLIC OFFER, TAM may, pursuant to the existing Brazilian law, redeem the remaining TAM shares that did not adhere to the offer as long as the price paid to the shares acquired are deposited in a banking institution duly authorized by CVM, available to its former owners.

LAN will have its corporate name changed to “LATAM Airlines Group S.A.” (“LATAM”), but the trend brands “TAM” and “LAN AIRLINES” will continue to exist, once each company will still operate under existing brands.

GORPORATE GOVERNANCE

The controlling shareholders of LAN and TAM have agreed upon a jointly managed governance model regarding the administration of LATAN, aligned in all activies of this new group: Mauricio Rolim Amaro, current Vice President of the Board of Directors at TAM, will serve as Chairman of Board of Directors of LATAM and Enrique Cueto, current CEO of LAN, will serve as LATAM CEO.

TAM and LAN current administration and corporate governance structures will, individually, remain the same: Maria Claudia Amaro, current Chairman of the Board of Directors of TAM, will serve as Chairman of TAM under the new structure,  Marco Bologna, current President/CEO of TAM Airlines will serve as CEO of TAM.  Libano Barroso, currentl president of TAM Linhas Aéreas S.A, will remain in that capacity. Ignacio Cueto, will remain as LAN CEO.

REGULATORY APPROVAL

Besides the regulatory approvals required by the Chilean existing law, the Operation will be submitted to appreciation by the National Agency of Civil Aviation – ANAC and by the organizations that comprise the Brazilian System for Defense of Competition.

TAM CAPITAL INCREASE, APPROVED BY THE MEETING OF THE BOARD OF DIRECTORS OF JULY 30TH, 2010 – RESTART OF THE PREEMPTIVE RIGHT TO THE COMPANY’S SHAREHOLDERS COUNTDOWN

Due to this Operation the Board of Directors of TAM approved, on the date hereof, restart the countdown to the exercise of TAM’ shareholders preemptive rights, as previously approved on and according to the terms on the meeting of the Board of Directors and the Notice to the Market, both dated as of July 30th, 2010, that initiated on August 2nd, 2010, for 30 days from da this day (August 13th, 2010). To the shareholders that already exercise their preemptive right will be given the opportunity to re-evaluate their decision during this new period. Shareholders owning the Company’s shares deposited at Itaú Unibanco S.A. intending to exercise the preemptive right to subscribe the new shares shall go to any Itaú Unibanco S.A. branch, until September 14th, 2010, during banking hours. Shareholders owning the shares deposited at the Assets Depositary Central of BM&FBovespa (“Assets Depositary Central”) shall exercise their respective rights by their custody agents and according to the rules set forth by the Assets Depository Central, also until September 14th, 2010. Other terms and conditions regarding the capital increase remain as approved by TAM’s Board of Directors and as described on the Notice to the Market, both dated as of July 30th, 2010.

ABOUT TAM

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 43.0% domestic market share and 82.7% international market share in June 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America. We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. At the end of June 2010, TAM had a fleet of 143 aircraft, comprising Airbus A340, A330, A321, A320 and A319  aircraft and Boeing models B777 and B767 aircraft, operating approximately 720 domestic and 90 international flights daily. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.2 million subscribers and has awarded more than 10.8 million tickets. For information please visit www.tam.com.br.

About LAN

LAN is a one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 70 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various alliances.  LAN and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets.

Currently, LAN and its affiliates operate one of the most modern fleets in the world, with 87 passenger aircraft.  LAN Cargo and its respective affiliates have a fleet of 11 dedicated freighters.  The Company has one the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to environmental protections.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for over 10 years.  For information please visit www.lan.com

São Paulo, August 13th, 2010

Líbano Miranda Barroso
TAM Investor Relations Director

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 13, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.